UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number 000-28508

Flamel Technologies S.A.
(Translation of registrant's name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-____________

INDEX

FLAMEL TECHNOLOGIES S.A.

Page

Part I – FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements (unaudited)

a) Condensed Consolidated Statement of Operations for the	2
Three months ended September 30, 2011 and 2010

b) Condensed Consolidated Statement of Operations for the	3
Nine months ended September 30, 2011 and 2010

c) Condensed Consolidated Balance Sheet as of	4
September 30, 2011 and December 31, 2010

d) Condensed Consolidated Statement of Cash Flows for the	5
Nine months ended September 30, 2011 and 2010

e) Consolidated Statement of Shareholders’ Equity for the	6
Nine months ended September 30, 2011

f) Notes to Condensed Consolidated Financial Statements	7

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	11

PART II – OTHER INFORMATION

Item 1. Legal Proceedings	14

Item 1A. Risk Factors	15

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars)
	Three months ended September 30,
	2010	2011
Revenue:
License and research revenue	$4,119	$2,700
Product sales and services	1,805	5,239
Other revenues	2,117	2,495
Total revenue	8,041	10,434
Costs and expenses:
Cost of goods and services sold	(1,535)	(1,129)
Research and development	(6,702)	(5,475)
Selling, general and administrative	(2,931)	(2,590)
Total	(11,168)	(9,194)

Loss from operations	(3,127)	1,240

Interest income net	109	147
Foreign exchange gain (loss)	(302)	375
Other income	5	(12)

Income (loss) before income taxes	(3,315)	1,750
Income tax benefit (expense)	(24)	(47)
Net loss	$(3,339)	$1,703

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.14)	$0.07
Diluted earnings (loss) per share	$(0.14)	$0.07

Weighted average number of shares outstanding (in thousands) :

Basic	24,423	24,646
Diluted	24,423	24,971

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Nine months ended September 30,
	2010	2011
Revenue:
License and research revenue	$10,865	$8,396
Product sales and services	5,970	9,153
Other revenues	6,808	6,402
Total revenue	23,643	23,951
Costs and expenses:
Cost of goods and services sold	(5,045)	(4,434)
Research and development	(21,824)	(19,179)
Selling, general and administrative	(8,659)	(7,644)
Total	(35,528)	(31,257)

Loss from operations	(11,885)	(7,306)

Interest income net	326	472
Foreign exchange gain (loss)	(87)	155
Other income	93	129

Income (loss) before income taxes	(11,553)	(6,550)
Income tax benefit (expense)	(100)	(133)
Net loss	$(11,653)	$(6,683)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.48)	$(0.27)
Diluted earnings (loss) per share	$(0.48)	$(0.27)

Weighted average number of shares outstanding (in thousands) :

Basic	24,391	24,646
Diluted	24,391	24,646

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Balance Sheet
(Unaudited)
(Amounts in thousands of dollars)

	December 31, 2010	September 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	$8,184	$6,729
Marketable securities	23,160	22,728
Accounts receivable	7,480	6,200
Inventory	862	1,699
Research and development tax credit receivable short term	2,304	82
Prepaid expenses and other current assets	3,372	2,585
Total current assets	45,362	40,023

Property and equipment, net	21,425	20,409
Other assets:
Research and development tax credit receivable long term	7,641	12,093
Other long-term assets	186	172
Total other assets	7,827	12,265
Total assets	$74,614	$72,697
LIABILITIES
Current liabilities:
Current portion of long-term debt	2,317	2,117
Current portion of capital lease obligations	59	108
Accounts payable	4,941	3,432
Current portion of deferred revenue	2,528	3,183
Advances from customers	139	861
Accrued expenses	6,004	5,253
Other current liabilities	3,433	2,688
Total current liabilities	19,421	17,642

Long-term debt, less current portion	1,547	1,689
Capital lease obligations, less current portion	133	281
Deferred revenue, less current portion	3,247	2,110
Other long-term liabilities	13,961	18,612
Total long-term liabilities	18,888	22,692

Commitments and contingencies:	-	-

Shareholders' equity:
Ordinary shares: 24,645,650 issued and outstanding at December 31, 2010 and September 30, 2011 (shares authorised 29,844,540) at nominal value of 0.122 euro	3,589	3,589
Additional paid-in capital	202,462	204,697
Accumulated deficit	(180,619)	(187,302)
Accumulated other comprehensive income (loss)	10,873	11,379

Total shareholders' equity	36,305	32,363
Total liabilities and shareholders' equity	$74,614	$72,697

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of Cash Flows
(Unaudited)

	Nine months ended September 30,
	2010	2011

Cash flows from operating activities:
Net income (loss)	$(11,653)	$(6,683)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	3,525	2,657
Loss (gain) on disposal of property and equipment		(11)
Gains on sales of marketable securities	(59)	(34)
Grants recognized in other income and income from operations	(828)	(2,178)
Stock compensation expense	2,328	2,054
Increase (decrease) in cash from:
Accounts receivable	(1,843)	1,437
Inventory	(36)	(868)
Prepaid expenses and other current assets	(315)	1,028
Research and development tax credit receivable	4,355	(2,255)
Accounts payable	(382)	(1,296)
Deferred revenue	(3,015)	(504)
Accrued expenses	3,447	(44)
Other current liabilities	(298)	(129)
Other long-term assets and liabilities	(671)	224
Net cash provided by (used in) operating activities	(5,445)	(6,602)

Cash flows from investing activities:
Purchases of property and equipment	(3,253)	(1,584)
Proceeds from disposal of property and equipment		185
Purchase of marketable securities	(65,705)	(21,298)
Proceeds from sales of marketable securities	70,727	21,884
Net cash provided by (used in) investing activities	1,769	(813)

Cash flows from financing activities:
Prceeds from loans or conditional grants	318	7,786
reimbursment of loans or conditional grants	(1,879)	(1,910)
Principal payments on capital lease obligations	(24)	(71)
Cash proceeds from issuance of ordinary shares and warrants	627	200
Net cash provided by (used in) financing activities	(958)	6,005

Effect of exchange rate changes on cash and cash equivalents	(173)	(45)

Net increase (decrease) in cash and cash equivalents	(4,807)	(1,455)

Cash and cash equivalents, beginning of period	8,716	8,184

Cash and cash equivalents, end of period	$3,909	$6,729

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Consolidated Statement of Shareholders’ Equity (Unaudited)
(Amounts in thousands of dollars)

					Accumulated Other
			Additional		Comprehen-
	Ordinary Shares		Paid-in	Accumulated	sive Income	Shareholders'
	Shares	Amount	Capital	Deficit	(Loss)	Equity
Balance at January 1, 2011	24,645,650	$3,589	$202,462	$(180,619)	$10,873	$36,305
Subscription of warrants			200			200
Stock-based compensation expense			2,035			2,035
Net loss				(6,683)		(6,683)
Foreign currency translation adjustment					506	506
Comprehensive loss						$(6,177)
Balance at September 30, 2011	24,645,650	$3,589	$204,697	$(187,302)	$11,379	$32,363

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In the opinion of the management of Flamel Technologies S.A. (the “Company”), the accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements.  Accordingly, these unaudited condensed consolidated interim financial statements do not include all of the information and footnotes required for complete audited annual financial statements, since certain footnotes and other financial information required by generally accepted accounting principles in the United States (or US GAAP) can be condensed or omitted for interim reporting requirements.  In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of our financial position and operating results have been included.

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating results for the three months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2011. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company's audited annual financial statements.

The reporting currency of the Company and its wholly-owned subsidiary is the U.S. dollar as permitted by the Securities and Exchange Commission for a foreign private issuer (Regulation S-X. Rule 3-20(a)).  All assets and liabilities in the balance sheets of the Company, whose functional currency is the Euro, except those of the U.S. subsidiary whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at period-end rates, (2) income statement accounts at weighted average exchange rates for the period, and (3) shareholders' equity accounts at historical rates. The corresponding translation gains or losses have been recorded in shareholders' equity as a “Foreign currency translation adjustment”.

 2. REVENUES

2.1 License and research revenue

The Company recognized license and research revenues of $8,396,000 for the first nine months of 2011.  Total research and development revenues amounted to $4,982,000 and licensing fees were recognised for a total of $3,414,000 for the first nine months of 2011.

License and research revenues include $2,499,000 of research revenues and $1,054,000 of licensing fees in accordance with the agreement signed with Merck-Serono on December 20, 2007 and the option exercised by Merck-Serono in February 2009 to license the Medusa technology.

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

Under the agreement signed on June 19, 2009 with Baxter Healthcare Inc., the Company recognised $787,000 in licensing fees, as amortization of the initial up-front fee, in the first nine months of 2011.

The remaining license and research revenues amounting to $4,056,000 relate to agreements with undisclosed partners.

2.2 Product sales and services.

The Company recognised product sales and services revenues of $9,153,000 for the first nine months of 2011.  Effective as of September 30, 2011, the Company entered into a multi-year supply agreement for the manufacture of Coreg CR microparticles with a subsidiary of GlaxoSmithKline, or GSK, with supply pricing effective as of January 1, 2011.  This agreement replaces the expired supply agreement between the parties that terminated on December 31, 2010.  The new agreement provides for fixed unit pricing as opposed to a cost-plus arrangement in the previous supply agreement.  In the third quarter of 2011 revenues related to the supply agreement have been recognised in accordance with the revised terms and pricing arrangement for all product delivered since January 1, 2011.  Product sales and services revenues includes 1.3 million Euros (or $1.8 million) of amortization relating to payments totaling 2.6 million Euros (or $3.7 million) received in September and November 2011 in connection with entering into the new supply agreement.

2.3 Other revenues.

The Company recognized other revenues of $6,402,000 for the nine-month period ended September 30, 2011 which includes royalties from a license agreement with a subsidiary of GSK with respect to Coreg CR.

3. RESEARCH TAX CREDIT

The French government provides tax credits to companies for spending on innovative research and development.  The research tax credit is considered as a grant and is deducted from operational expenses.

For the nine month period ended September 30, 2011, the credit amounted to $4,737,000 ($1,407,000 for the three-month period ended September 30, 2011) compared to $4,138,000 for the nine month period ended September 30, 2010 ($1,255,000 for the three month period ended September 30, 2010).

4. SHAREHOLDERS' EQUITY

During the nine month period ended September 30, 2011, no new shares were issued by the Company.

5. STOCK COMPENSATION EXPENSE

During the nine month period ended September 30, 2011, 300,000 warrants with a one year vesting period were subscribed for by directors.

ASC 718-10-S99-1 expresses the view that “the use of a simplified method is not allowed if the Company may have sufficient historical exercise data for some of its share options grants and therefore, accepts the use of simplified method for only some grants but not all share options grants”.

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

The Company decided to use the simplified method to estimate the expected term of the warrants subscribed for by directors.  The Company considers that insufficient historical exercise data are available for warrants which are granted to a limited number of beneficiaries together with few exercises over the past years, in addition, the vesting schedule and contractual terms having been changed over time.  Consequently, the Company believes that prior exercise patterns would not reflect accurately future exercises.

The grant date fair value of the warrants subscribed is calculated using the Black-Scholes option-pricing model with the following weighted average assumptions.

Three months ended September 30, 2011
Risk-free interest rate	0.52%
Dividend yield	-
Expected volatility	60%
Expected term	2.5 years
Forfeiture rate	-

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

Net income (loss) before and after stock-based compensation is as follows:

	Three months ended		Nine months ended
(in thousands except per share data)	30-Sep-10	30-Sep-11	30-Sep-10	30-Sep-11

Net income (loss)	(3,339)	1,703	(11,653)	(6,683)

Net income (loss) per share
Basic	$(0.14)	$0.07	$(0.48)	$(0.27)
Diluted	$(0.14)	$0.07	$(0.48)	$(0.27)

Number of shares used for computing
Basic	24,423	24,646	24,391	24,646
Diluted	24,423	24,971	24,391	24,646

Stock-based compensation (ASC 718)
Cost of products and services sold	31	27	95	74
Research and development	293	344	874	910
Selling, general and administrative	399	407	1,359	1,068
Total	723	778	2,328	2,052

Net income (loss) before stock-based compensation	(2,616)	2,481	(9,325)	(4,631)

Net income (loss) before stock-based compensation per share
Basic	$(0.11)	$0.10	$(0.38)	$(0.19)
Diluted	$(0.11)	$0.10	$(0.38)	$(0.19)

FLAMEL TECHNOLOGIES S.A.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.

FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘will,’ ‘continue’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations.

Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise.  You should not place undue reliance on these forward looking statements.  Factors that could cause actual results to differ from expectations include, among others, those listed in Part II, Item 1A, Risk Factors of this Form 6-K and set forth in more detail in “Risk Factors” in our Form 20-F for the fiscal year ended December 31, 2010.

RESULTS OF OPERATIONS

For the nine months ended September 30, 2011, Flamel reported total revenues of $24.0 million compared to total revenues of $23.6 million recorded for the first nine months of 2010.

License and research revenues for the nine months ended September 30, 2011 were $8.4 million compared to $10.9 million for the first nine months of 2010.  This reduction is driven by the increase in the number of projects in clinical development, thus requiring less involvement from our research and development teams, and by the fact that a number of our partnered feasibility projects are currently being evaluated by our clients or in pre-clinical development, at their expense.

Product sales and services revenues, totaled $9.2 million for the nine months ended September 30, 2011, compared to $6.0 million for the nine months ended September 30, 2010.  Effective as of September 30, 2011, the Company entered into a multi-year supply agreement for the manufacture of Coreg CR microparticles with a subsidiary of GlaxoSmithKline, or GSK, with supply pricing effective as of January 1, 2011.  This agreement replaces the expired supply agreement between the parties that terminated on December 31, 2010.  The new agreement provides for fixed unit pricing as opposed to a cost-plus arrangement in the previous supply agreement.  In the third quarter of 2011 revenues related to the supply agreement have been recognised in accordance with the revised terms and pricing arrangement for all products delivered since January 1, 2011.  Product sales and services revenues includes 1.3 million Euros (or $1.8 million) of amortization relating to payments totaling 2.6 million Euros (or $3.7 million) received in September and November 2011 in connection with entering into the new supply agreement.

FLAMEL TECHNOLOGIES S.A.

Other revenues were $6.4 million for the nine months ended September 30, 2011 compared to $6.8 million for the first nine months of 2010.  These revenues are derived primarily from the royalty on sales of Coreg CR.

Operational expenses decreased to $31.3 million during the nine months ended September 30, 2011, from $35.5 million for the nine months ended September 30, 2010, due primarily to lower research and development costs.

Costs of goods and services sold were $4.4 million in the nine months ended September 30, 2011, as compared to $5.0 million in the nine months ended September 30, 2010.

Research and development expenditures were $19.2 million in the nine months ended September 30, 2011 compared to $21.8 million in the nine months ended September 30, 2010. This decrease is in part due to efforts to efficiently manage resources in line with the project portfolio and in part due to year on year timing of our internal pre-clinical and clinical program.

Selling, general and administrative expenses decreased to $7.6 million in the nine months ended September 30, 2010 from $8.7 million in the nine months ended September 30, 2011.  This reduction was driven by the continued commitment to strict cost control over the period.

Net loss for the nine months ended September 30, 2011 was $(6.7) million, compared to a net loss of $(11.7) million in the nine months ended September 30, 2010. Net loss per share (basic) for the nine months ended September 30, 2011 was $(0.27), compared with a net loss per share in the year-ago period of $(0.48).

LIQUIDITY AND CAPITAL RESOURCES

On September 30, 2011, the Company had $29.5 million in cash, cash equivalents and marketable securities, compared to $31.3 million on December 31, 2010.  This decrease was driven primarily by the utilization of resources to finance ongoing operating activities, which was partially offset by $3.5 million in up-front payments on new licensing agreements,  and receipt of funds related to the 2010 R&D tax credit.

During the first nine months of 2011, the French tax authorities paid the Company the research tax credit from 2007 for $2.3 million, reflected as an inflow from operating activities (and a corresponding decrease in the R&D tax credit receivable), and the Company repaid to OSEO, a French governmental agency supporting innovation, the corresponding advance for $1.8 million, reflected as cash outflow from financing activities.

FLAMEL TECHNOLOGIES S.A.

In June 2011, the Company obtained an advance from OSEO, for $7.5 million, secured against the research tax credit due to the Company for research expenditure incurred in 2010. This tax credit would normally be reimbursed to the Company by the French tax authorities in 2014.

We believe the Company to have sufficient funds to finance operations and cash requirements for at least the next twelve months. Our cash needs may vary materially from our current expectations based on:

•	sales of products that incorporate our drug delivery technologies;
•	financial terms of collaborative, technology access, license or other commercial agreements we enter into;
•	results of research and development efforts;
•	changes in the focus and direction of our business strategy;
•	technological advances;
•	results of clinical testing, requirements of the US Food and Drug Administration (FDA) and comparable foreign regulatory agencies;
•	availability and terms of financing alternatives; and
•	investments in complementary businesses, products or technologies.

FLAMEL TECHNOLOGIES S.A.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

While we may be engaged in various claims and legal proceedings in the ordinary course of business, we are not involved (whether as a defendant or otherwise) in and we have no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding which management believes will have a material adverse effect on our consolidated financial position or results of operations.

On November 9, 2007 a putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers entitled Billhofer v. Flamel Technologies, et al.  The complaint purports to allege claims arising under the Securities Exchange Act of 1934 based on certain public statements by the Company concerning, among other things, a clinical trial involving Coreg CR and seeks the award of damages in an unspecified amount.  By Order dated February 11, 2008, the Court appointed a lead plaintiff and lead counsel in the action.  On March 27, 2008, the lead plaintiff filed an amended complaint which continued to name as defendants the Company and two previously named officers and asserted the same claims based on the same events as alleged in the initial complaint.  On May 12, 2008, the Company filed a motion to dismiss the action, which the Court denied by Order dated October 1, 2009.  On April 29, 2010, the lead plaintiff moved to withdraw and substitute another individual as lead plaintiff and to amend the Case Management Order.  On June 22, 2010, the lead plaintiff voluntarily agreed to dismiss the action against one of the previously named officers.  On September 20, 2010, the Court granted the lead plaintiff’s withdraw and substitution motion and the parties proceeded to engage in fact discovery.  On October 11, 2010, the lead plaintiff filed a motion for class certification, which the Company opposed.  The motion currently is awaiting decision by the Court.  On December 15, 2011, the lead plaintiff filed a motion to amend the complaint.  The proposed second amended complaint names as defendants the Company and the current officer who was previously sued and asserts the same claims as were alleged in the prior pleading.  The lead plaintiff, however, has substantially revised his asserted basis for contending that the defendants should be found liable for the statements at issue. The Company is reviewing the proposed new pleading and may choose to oppose the motion.  The Company intends to vigorously defend itself in the action.

In May 2011, we announced the filing of a lawsuit in the U.S. District Court for the District of Columbia against Lupin Limited, India for infringement of US Patent No. 6,022,562 which is held by the Company and associated with Coreg CR.  The lawsuit was dismissed in favor of a lawsuit involving the same parties for infringement of the same patent that was lodged in the U.S. District Court for the District of Maryland in May 2011.  The Maryland lawsuit is awaiting an Answer from GSK to a Third Party Complaint that was filed by Lupin in the case.  The lawsuit is based on the Abbreviated New Drug Application (ANDA) filed by Lupin seeking permission to manufacture and market a generic version of Coreg CR before the expiration of the patent.  In September 2011, Flamel filed a lawsuit in the U.S. District Court of Maryland against Anchen Pharmaceuticals, Inc., for infringement of the same patent.  The lawsuit is based on the ANDA filed by Anchen seeking permission to manufacture and market a generic version of Coreg CR before the expiration of the patent.

FLAMEL TECHNOLOGIES S.A.

Item 1A.  Risk Factors

Item 3, “Key Information - Risk Factors,” of our Annual Report on Form 20-F for the year ended December 31, 2010 describes some of the risks and uncertainties associated with our business. The risk factors set forth below highlight some of these risk disclosures. Other factors may also exist that we cannot anticipate or that we currently do not consider to be significant based on information that is currently available.  In addition to the other information in our SEC filings, you should consider carefully the following risk factors.  The occurrence of any one or more of the risks or uncertainties described below or in our Form 20-F could have a material adverse effect on business, financial condition and results of operations, cash flows and future results:

•	we depend on a few customers for the majority of our revenues, and the loss of any one of these customers could reduce our revenues significantly.

•	our revenues depend on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery technologies.

•
although products that incorporate our drug delivery technologies may appear promising at their early stages of development and in clinical trials, none of these potential products may reach the commercial market for a number of reasons.

•	we must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments.

•	we depend on key personnel to execute our business plan. If we cannot attract and retain key personnel, we may not be able to successfully implement our business plan.

•	if we cannot keep pace with the rapid technological change in our industry, we may lose business, and our drug delivery systems could become obsolete or noncompetitive.

•	if we cannot adequately protect our technology and proprietary information, we may be unable to sustain a competitive advantage.

•	our products and technologies may not gain market acceptance.

•
our collaborative arrangements may give rise to disputes over commercial terms, contract interpretation and ownership of our intellectual property and may adversely affect the commercial success of our products.

•
third parties have claimed, and may claim in the future, that our technologies, or the products in which they are used, infringe on their rights and we may incur significant costs resolving these claims.

•
we can offer no assurance that any patents issued to us will provide us with competitive advantages or will not be infringed, challenged, invalidated or circumvented by others, or that the patents or proprietary rights of others will not have an adverse effect on our ability to do business.

•	if our third party collaborative partners face generic competition for their products, our revenues and royalties from such products may be adversely affected.

•	healthcare reform and restrictions on reimbursements may limit our financial returns.

•
products that incorporate our drug delivery technologies are subject to regulatory approval.  If our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected.

FLAMEL TECHNOLOGIES S.A.

•	we may face product liability claims related to participation in clinical trials or the use or misuse of our products or third party products that incorporate our technologies.

•	if we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages.

•	our share price has been volatile and may continue to be volatile.

•	because we have a limited operating history, investors in our shares may have difficulty evaluating our prospects.

•	if we are not profitable in the future, the value of our shares may fall.

•	our operating results may fluctuate, which may adversely affect our share price.

•	we currently do not intend to pay dividends, and cannot assure shareholders that we will make dividend payments in the future.

•	our largest shareholders own a significant percentage of the share capital and voting rights of the Company

FLAMEL TECHNOLOGIES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies S.A.

Dated: December 23, 2011	/s/ Stephen H. Willard
Stephen H. Willard
Chief Executive Officer